

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Rebecca Byam
Chief Financial Officer
HCW Biologics Inc.
2929 N Commerce Parkway
Miramar, FL 33025

> **Re: HCW Biologics Inc.**
> **Registration Statement on Form S-3**
> **Filed August 19, 2022**
> **File No. 333-266991**

Dear Ms. Byam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William L. Hughes, Esq.